03003921

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME 3DM Worldwide Plc

*CURRENT ADDRESS 1 Des Roches Square
Witan Way
Witney
Oxfordshire
OX8 6BE

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

FILE NO. 82- 34705 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/20/03

82-34705

03 FEB 10 AM 7:21

ARIS
12-31-01

3DM Worldwide Plc

3DM WORLDWIDE PLC AND ITS SUBSIDIARIES

FINANCIAL STATEMENTS

AT

31 DECEMBER 2001

Company Registration Number 3443456

SOLOMON HARE
Chartered Accountants & Registered Auditors
37 Market Place
Chippenham
Wiltshire
SN15 3HT

3DM WORLDWIDE PLC AND ITS SUBSIDIARIES

FINANCIAL STATEMENTS

31 DECEMBER 2001

CONTENTS	PAGE

3DM WORLDWIDE PLC AND ITS SUBSIDIARIES

OFFICERS AND PROFESSIONAL ADVISERS

The board of directors	Mr K W Brooks	
	Mr W F Widger	
	Mr A P A Bergne	(resigned - 14 January 2002)
	Mr A B Baldry MP	(resigned - 4 September 2001)
	Mr W Lopshire	
	Mr M Di Nello	
	Mr M McClear	(resigned – 16 July 2002)
	Mr T J Norris	(resigned – 19 July 2002)

Company secretary Oxford Corporate Services Limited

Registered office
1 Des Roches Square
Witan Way
Witney
Oxfordshire
OX8 6BE

Auditors
Solomon Hare
Chartered Accountants
& Registered Auditors
37 Market Place
Chippenham
Wiltshire
SN15 3HT

Bankers
Barclays Bank plc
PO Box 64
Witney
Oxfordshire
OX8 7BA

3DM WORLDWIDE PLC AND ITS SUBSIDIARIES

CHAIRMAN'S STATEMENT

YEAR ENDED 31 DECEMBER 2001

The group has been transformed by the acquisition of 3DM Technologies Inc., which owns two exciting plastics technologies that have major advantages over competitive processes.

Great progress has been made with the powder moulding technology which allows the manufacture of large plastics parts that are as strong as steel. The first prototypes of pick-up boxes for the Dakota truck were made for DaimlerChrysler and the product showcased in the Detroit International Automotive Show on a tipping version of the Dakota. The plan is to replace the steel pick-up box in the next generation of Dakotas and to introduce a postproduction limited edition tipping Dakota in 2003.

The process has many potential applications within the automotive industry and for a wide variety of non-automotive applications where the weight saving from replacing steel with plastic is advantageous. We intend to licence individual applications of the technology and are currently progressing discussions with major companies as potential licensees.

Many of the holders of warrants issued last year converted to ordinary shares prior to 31 March 2002, raising additional capital to provide ongoing funding for the Group. In addition to this $3.5 million of indebtedness was converted into shares.

The restructuring necessary to be put in place prior to the company moving to AIM will soon be in place and the move to AIM should take place later this year.

In 2002 a management agreement was signed with Kasiet Holdings Limited, a Turkish controlled company, to manage J S C Kasiet, provide it with a working capital injection and also to source orders. Kasiet Holdings Limited will pay, or procure that, J S C Kasiet pays a fee to Camco Trading Limited of 10 cents per kilo on total production, with a minimum in a twelve month period of $100,000.

This agreement will allow the Group to focus on its new core business activity of developing and licensing of 3DM technologies.

William Widger
Chairman

26 July 2002

The directors present their report and the financial statements of the company for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES AND BUSINESS REVIEW

On the 24 October 2001 the holding company changed its name from Camco Corporation plc to 3DM Worldwide plc.

The principal activity of the group during the year was the management of commercial enterprises in the Kyrgyz Republic. Those commercial enterprises included a wool mill, a printing company and a soft paper manufacturing company.

On the 1 October 2001, the group acquired a new subsidiary namely, 3DM Technologies Inc. which is a company focused on developing patents and intellectual property relating to the plastics industry. With the management agreement in respect of Kasiet in place and a planned disposal of the Central Asian interests, the plastics technology development will be the main focus of the group. All subsidiaries have been accounted for under the acquisition method.

RESULTS AND DIVIDENDS

The trading results for the year, and the company's financial position at the end of the year are shown in the attached financial statements.

The directors have not recommended a dividend.

THE DIRECTORS AND THEIR INTERESTS IN SHARES OF THE COMPANY

The directors who served the company during the year together with their beneficial interests in the shares of the company were as follows:

	Ordinary Shares of £0.025 each	
	At 31 December 2001	At 1 January 2001 or later date of appointment
Mr K W Brooks	548,000	384,000
Mr W F Widger	978,239	250,000
Mr A P A Bergne	24,754	-
Mr W Lopshire (appointed - 15 November2001)	-	-
Mr M Di Nello (appointed - 23 October 2001)	-	-
Mr M McClear (appointed - 26 November 2001 & resigned 16 July 2002)	-	-
Mr T J Norris (appointed - 23 October 2001 & resigned 19 July 2002)	88,000	-

Mr A P A Bergne resigned as a director on 14 January 2002
Mr A B Baldry resigned as a director on 4 September 2001

POLICY ON THE PAYMENT OF CREDITORS

The company agrees terms and conditions for its business transactions with suppliers. Payment is then made in accordance with those terms, subject to the terms and conditions being met by the supplier.

POST BALANCE SHEET EVENT

During the year share warrants were offered to shareholders on the basis that one warrant would enable them to subscribe for one ordinary share in respect of every share held, the shares having been sub-divided. The warrants were offered at 50p per share up to 31 March 2002, £1 per share for the period from 1 April 2002 to 31 December 2002 and £1.50 for the year to 31 December 2003.

In excess of £1 million cash has been raised to date from this warrant exercise, post year end.

An agreement was signed with Kasiet Holdings Limited, a Turkish controlled company, to manage J.S.C. Kasiet and to provide it with a working capital injection and also to source orders. Kasiet Holdings Limited will pay, or procure that, J.S.C. Kasiet pays a fee to Camco Trading Limited of 10 cents per kilo on total production, with a minimum in a twelve month period of $100,000.

DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company at the end of the year and of the profit or loss for the year then ended.

In preparing those financial statements, the directors are required to:

- select suitable accounting policies, as described on pages 13 to 14, and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. The directors are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS

A resolution to re-appoint Solomon Hare as auditors for the ensuing year will be proposed at the annual general meeting in accordance with section 385 of the Companies Act 1985.

Signed by order of the directors

OXFORD CORPORATE SERVICES LIMITED
Company Secretary

Approved by the directors on 26 July 2002.

3DM WORLDWIDE PLC AND ITS SUBSIDIARIES

AUDITORS' REPORT TO THE SHAREHOLDERS

YEAR ENDED 31 DECEMBER 2001

We have audited the financial statements on pages 6 to 23 which have been prepared under the historical cost convention, as modified by the revaluation of certain fixed assets and the accounting policies set out on pages 12 to 13.

RESPECTIVE RESPONSIBILITIES OF THE DIRECTORS AND THE AUDITORS

As described on pages 3 to 4, the company's directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards.

It is our responsibility to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed.

We read the Chairman's statement and the directors' report and consider whether they are consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the state of the company and of the group as at 31 December 2001 and of the loss of the group for the year then ended, and have been properly prepared in accordance with the Companies Act 1985.

SOLOMON HARE
Chartered Accountants
Registered Auditors
37 Market Place
Chippenham
Wiltshire
SN15 3HT

26 July 2002

3DM WORLDWIDE PLC AND ITS SUBSIDIARIES

GROUP PROFIT AND LOSS ACCOUNT

YEAR ENDED TO 31 DECEMBER 2001

	Note	Year Ended 31 Dec 01 £	Year Ended 31 Dec 00 £
GROUP TURNOVER			
- Continuing operations	2	647,777	329,848
- Acquisitions	2	-	211,862
Cost of sales		(658,690)	(1,272,694)
GROSS LOSS		(10,913)	(730,984)
Administrative expenses		(3,193,121)	(595,867)
OPERATING LOSS	3		
-Continuing operations		(3,204,034)	(1,286,681)
- Acquisitions		-	(40,170)
		(3,204,034)	(1,326,851)
Interest receivable	6	-	-
Interest payable	7	(20,446)	(29,218)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION		(3,224,480)	(1,356,069)
Tax on loss on ordinary activities	8	-	-
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION		(3,224,480)	(1,356,069)
Minority interests		369,367	356,171
LOSS ATTRIBUTABLE TO MEMBERS OF THE PARENT COMPANY	9	(2,855,113)	(999,898)
Balance brought forward		(3,108,742)	(2,108,844)
Balance carried forward		(5,963,855)	(3,108,742)
Earnings per share (pence)	10	(11.4)	(12.4)

All of the activities of the company are classed as continuing.

The company has taken advantage of section 230 of the Companies Act 1985 not to publish its own profit and loss account.

The notes on pages 12 to 23 form part of these financial statements.

3DM WORLDWIDE PLC AND ITS SUBSIDIARIES

GROUP BALANCE SHEET

31 DECEMBER 2001

	Note	31 Dec 01		31 Dec 00	
		£	£	£	£
FIXED ASSETS					
Tangible assets	**12**		9,949,883		10,796,012
Intangible assets	**11**		15,152,091		28,123
Investments	**13**		1,522		1,426
			25,103,496		10,825,561
CURRENT ASSETS					
Stocks	**14**	205,570		257,551	
Debtors	**15**	69,615		98,791	
Cash at bank		3,279		1,359	
		278,464		357,701	
CREDITORS: Amounts falling due within one year	16	(3,623,821)		(1,200,842)	
NET CURRENT LIABILITIES			(3,345,357)		(843,141)
TOTAL ASSETS LESS CURRENT LIABILITIES			21,758,139		9,982,420
CREDITORS: Amounts falling due after more than one year	17		(287,733)		(296,128)
			21,470,406		9,686,292
Minority interests			(1,762,477)		(2,131,844)
			19,707,929		7,554,448
CAPITAL AND RESERVES					
Called-up equity share capital	**19**		1,388,960		495,017
Share premium account	**20**		17,803,398		3,716,857
Revaluation reserve			7,769,575		7,769,575
Profit and loss account			(7,254,004)		(4,427,001)
SHAREHOLDERS' FUNDS	21		19,707,929		7,554,448

These financial statements were approved by the directors on the 26 July 2002 and are signed on their behalf by:

MR K W BROOKS
Director

The notes on pages 12 to 23 form part of these financial statements.

3DM WORLDWIDE PLC AND ITS SUBSIDIARIES

COMPANY BALANCE SHEET

31 DECEMBER 2001

	Note	31 Dec 01		31 Dec 00	
		£	£	£	£
FIXED ASSETS					
Intangible assets	11		12,292,399		-
Tangible assets	12		1,410		1,880
Investments	13		952,779		952,779
			13,246,588		954,659
CURRENT ASSETS					
Debtors	15	4,420,799		3,316,348	
Cash at bank		-		-	
		4,420,799		3,316,348	
CREDITORS: Amounts falling due within one year	16	(457,174)		(363,737)	
NET CURRENT ASSETS			3,963,625		2,952,611
TOTAL ASSETS LESS CURRENT LIABILITIES			17,210,213		3,907,270
CAPITAL AND RESERVES					
Called-up equity share capital	19		1,388,960		495,017
Share premium account	20		17,803,398		3,716,857
Profit and loss account			(1,982,145)		(304,604)
SHAREHOLDERS' FUNDS			17,210,213		3,907,270

These financial statements were approved by the directors on the 26 July 2002 and are signed on their behalf by:

MR K W BROOKS
Director

The notes on pages 12 to 23 form part of these financial statements.

3DM WORLDWIDE PLC AND ITS SUBSIDIARIES

COMPANY BALANCE SHEET

31 DECEMBER 2001

	Note	31 Dec 01		31 Dec 00	
		£	£	£	£

The notes on pages 12 to 23 form part of these financial statements.

3DM WORLDWIDE PLC AND ITS SUBSIDIARIES

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

YEAR ENDED 31 DECEMBER 2001

	Year ended 31 Dec 01 £	Year ended 31 Dec 00 £
Loss attributable to members of the parent company	(2,855,113)	(999,898)
Unrealised surplus on revaluation	-	23,919
Total recognised gains and losses for the year	(2,855,113)	(975,979)

The notes on pages 12 to 23 form part of these financial statements.

3DM WORLDWIDE PLC AND ITS SUBSIDIARIES

GROUP CASH FLOW

YEAR ENDED 31 DECEMBER 2001

	Year ended 31 Dec 01 £	£	Year ended 31 Dec 00 £	£
NET CASH OUTFLOW FROM OPERATING ACTIVITIES		(2,599,659)		(80,934)
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE				
Interest received	-		-	
Interest paid	(20,446)		(29,218)	
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(20,446)		(29,218)
CAPITAL EXPENDITURE				
Payments to acquire tangible fixed assets	(52,430)		(125,602)	
Receipts from sale of fixed assets	43,691		95,587	
Payments to acquire intangible fixed assets	(99,693)			
Acquisition of Investments	(96)			
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE		(108,528)		(30,015)
CASH OUTFLOW BEFORE FINANCING		(2,728,633)		(140,167)
FINANCING				
Issue of equity share capital	279,323		184,018	
Share premium on issue of equity share capital	2,408,762		37,081	
NET CASH INFLOW FROM FINANCING		2,688,085		221,099
INCREASE/(DECREASE) IN CASH		(40,548)		80,932

The notes on pages 12 to 23 form part of these financial statements.

3DM WORLDWIDE PLC AND ITS SUBSIDIARIES

GROUP CASH FLOW *(continued)*

YEAR ENDED 31 DECEMBER 2001

RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	Year ended 31 Dec 01 £	Year Ended 31 Dec 00 £
Operating loss	(3,204,034)	(1,326,851)
Depreciation	913,909	819,765
Amortisation	7,031	7,031
Provision against investments	-	-
Profit on sale of assets	(30,340)	(70,091)
Decrease/(Increase) in stocks	51,981	56,040
Decrease/(Increase) in debtors	29,176	251,796
(Decrease)/Increase in creditors	(367,382)	181,376
Net cash outflow from operating activities	(2,599,659)	(80,934)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	31 Dec 01 £	£	31 Dec 00 £	£
Increase/(Decrease) in cash in the period	(40,548)		80,932	
Increase in cash on acquisition of subsidiary		5,539		-
				80,932
Change in net debt		(35,009)		80,932
Net debt at 1 January 2000		(398,209)		(479,141)
Net debt at 31 December 2001		(433,218)		(398,209)

ANALYSIS OF CHANGES IN NET DEBT

	At 31 Dec 00 £	Cash flows £	Other Changes £	At 31 Dec 01 £
Net cash:				
Cash in hand and at bank	1,359	1,920	-	3,279
Overdrafts and loans	(109,107)	(36,929)	(3,861)	(149,897)
	(107,748)	(35,009)	(3,861)	(146,618)
Debt:				
Loans due after 1 year	(290,461)	-	3,861	(286,600)
Net debt	(398,209)	(35,009)	-	(433,218)

The notes on pages 12 to 23 form part of these financial statements.

1. ACCOUNTING POLICIES

Basis of accounting
The financial statements have been prepared under the historical cost convention, modified to include the revaluation of certain fixed assets, and in accordance with applicable accounting standards.

Basis of consolidation
The consolidated accounts incorporate the accounts of the company and group undertakings. These are adjusted, where appropriate, to conform to group accounting policies. Acquisitions are accounted for under the acquisition method and goodwill on consolidation is capitalised and written off over five years from the year of acquisition. The results of companies acquired or disposed of are included in the profit and loss account after or up to the date that control passes respectively. As a consolidated profit and loss account is published, a separate profit and loss account for the parent company is omitted from the group accounts by virtue of section 230 of the Companies Act 1985.

Turnover
The turnover shown in the profit and loss account represents amounts invoiced during the period, exclusive of Value Added Tax.

Depreciation
Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

Freehold Property	- 25 years straight line
Plant & Machinery	- 15% reducing balance
Fixtures & Fittings	- 25% reducing balance
Motor Vehicles	- 25% reducing balance

The group reviews the valuation of its Plant & Machinery annually and, in accordance with Financial Reporting Standard 15, revalues any assets which have a market value materially in excess of book value.

Investments in group companies
Shares in group companies are stated at cost less provision for impairment in value.

Stocks
Stocks are valued at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items.

Work in progress
Work in progress is valued on the basis of direct costs plus attributable overheads based on normal level of activity. Provision is made for any foreseeable losses where appropriate. No element of profit is included in the valuation of work in progress.

1. ACCOUNTING POLICIES (*Continued*)

Revaluation reserve
Surpluses and deficits, to the extent that any deficit is regarded as temporary, arising from the professional valuations of assets are taken direct to the revaluation reserve. Where a permanent diminution in value of an individual asset is identified, the deficit is eliminated first against any revaluation reserve in respect of that asset with any excess being charged to the profit and loss account. Valuation surpluses or deficits realised on sale are transferred from the revaluation reserve to the profit and loss account reserve.

Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Exchange differences are taken into account in arriving at the operating loss.

Goodwill
Goodwill arising on acquisitions made after 1 January 1998 is capitalised and amortised over its estimated useful life of 5 years. Goodwill on previous years' acquisitions remains written off against reserves as a matter of accounting policy. Should the business to which goodwill relates subsequently be sold, that goodwill is charged or credited to the profit and loss account.

In respect of the acquisition of 3DM Technologies Inc. this company had been trading for only a short period prior to becoming a subsidiary of the group and no goodwill arose.

Intellectual property
This intangible asset relates to various developments and patents for plastic blow moulding technology. As these assets relate to separately indentifiable projects they will not be depreciated until they are brought into use. They will then be depreciated over the life of the individual patents.

Hire purchase agreements
Assets held under hire purchase agreements are capitalised and disclosed under tangible fixed assets at their fair value. The capital element of the future payments is treated as a liability and the interest is charged to the profit and loss account on a straight line basis.

2. TURNOVER

The turnover and loss before tax are attributable to the principal activities of the group. Included in turnover are overseas sales amounting to £647,777 (2000: £541,710).

Analysis of turnover is as follows:

	Year Ended 31 Dec 01 £	Year Ended 31 Dec 00 £
Wool	399,732	329,848
Printing and soft paper manufacturing	248,045	211,862
	647,777	541,710

3. OPERATING LOSS

Operating loss is stated after charging/(crediting):

	Year Ended 31 Dec 01 £	Year Ended 31 Dec 00 £
Depreciation -owned assets	910,738	815,537
-financed assets	3,171	4,228
Profit on sale of assets	(30,340)	(70,091)
Amortisation	7,031	7,031
Auditors' remuneration		
- as auditors	35,000	36,000
- other services	27,903	13,944
Net loss/(profit) on foreign currency translation	32,755	20,006

4. PARTICULARS OF EMPLOYEES

The average number of staff employed by the group during the year amounted to:

	Year Ended 31 Dec 01 No.	Year Ended 31 Dec 00 No.
Production staff	778	1,008
Administrative staff	42	68
Management staff	67	59
	887	1,135

4. PARTICULARS OF EMPLOYEES *(Continued)*

The aggregate payroll costs of the above were:

	Year Ended 31 Dec 01 £	Year Ended 31 Dec 00 £
Wages and salaries	230,640	180,129
Social security costs	40,789	33,668
	271,429	213,797

5. DIRECTORS' EMOLUMENTS

The directors' aggregate emoluments in respect of qualifying services were:

	Year Ended 31 Dec 01 £	Year Ended 31 Dec 00 £
Emoluments receivable	22,082	23,705
Compensation for loss of directorship	25,000	-

See note 19 for Directors related party transactions.

6. INTEREST RECEIVABLE

	Year Ended 31 Dec 01 £	Year Ended 31 Dec 00 £
Bank interest receivable	-	-

7. INTEREST PAYABLE

	Year Ended 31 Dec 01 £	Year Ended 31 Dec 00 £
Interest payable on bank borrowing	20,446	29,218

8. TAX ON LOSS ON ORDINARY ACTIVITIES

No tax charge arises on the results for the year.

9. LOSS ATTRIBUTABLE TO MEMBERS OF THE PARENT COMPANY

The loss dealt with in the accounts of the parent company was £1,677,541 (2000: £102,311).

10. EARNINGS PER SHARE

	Year Ended 31 Dec 01	Year Ended 31 Dec 00
Earnings per ordinary share (pence)	(11.4)	(12.4)

Earnings per share have been calculated on the net basis on the loss on ordinary activities after taxation and after deduction of minorities of £2,854,913 (2000 - £999,898) using the average number of ordinary shares in issue of 25,008,652 (2000 – 8,060,160).

11. INTANGIBLE FIXED ASSETS - Group

	Intellectual Property £	Goodwill £	Total £
COST			
At 1 January 2001	-	35,154	35,154
Additions	15,130,999	-	15,130,999
At 31 December 2001	15,130,999	35,154	15,166,153
AMORTISATION			
At 1 January 2001	-	7,031	7,031
Charge for the year	-	7,031	7,031
At 31 December 2001	-	14,062	14,062
NET BOOK VALUE			
At 31 December 2001	15,130,999	21,092	15,152,091
At 31 December 2000	-	28,123	28,123

12. TANGIBLE FIXED ASSETS - Group

	Freehold Property £	Plant & Machinery £	Fixtures & Fittings £	Motor Vehicles £	Total £
COST OR VALUATION					
At 1 January 2001	533,807	12,621,472	22,523	63,313	13,241,115
Additions	199	50,320	-	30,612	81,131
Disposals	-	(65,495)	-	-	(65,495)
Revaluation	-	-	-	-	-
At 31 December 2001	534,006	12,606,297	22,523	93,925	13,256,751
DEPRECIATION					
At 1 January 2001	154,524	2,232,029	12,565	45,985	2,445,103
Charge for the year	26,135	879,537	1,992	6,245	913,909
On disposals	-	(52,144)	-	-	(52,144)
At 31 December 2001	180,659	3,059,422	14,557	52,230	3,306,868

12. TANGIBLE FIXED ASSETS – Group *(continued)*

NET BOOK VALUE					
At 31 December 2001	353,347	9,546,875	7,966	41,695	9,949,883
At 31 December 2000	379,283	10,389,443	9,958	17,328	10,796,012

Hire purchase agreements

Included within the net book value of £9,949,883 is £9,514 (2000 - £12,685) relating to assets held under hire purchase agreements. The depreciation charged to the accounts in the year in respect of such assets amounted to £3,171 (2000 - £4,228).

Historical cost

In the periods ended 30 September 1998 and 31 December 2000 the groups Plant & Machinery was revalued by the directors to market value. The net book value of the Plant & Machinery if stated at historical cost less depreciation would be £815,792 compared to the net book value in the accounts of £9,546,875

Company

	Equipment £
COST OR VALUATION	
At 1 January 2001 and 31 December 2001	4,862
DEPRECIATION	
At 1 January 2001	2,982
Charge for the year	470
At 31 December 2001	3,452
NET BOOK VALUE	
At 31 December 2001	1,410
At 31 December 2000	1,880

13. INVESTMENTS - Group

	Unlisted Investments £
COST	
At 1 January 2001	8,199
Additions	96
At 31 December 2001	8,295

13. INVESTMENTS - Group *(continued)*

	Unlisted Investments £
PROVISIONS	
At 1 January 2001	6,773
For the year	-
At 31 December 2001	6,773
NET BOOK VALUE	
At 31 December 2001	1,522
At 31 December 2000	1,426

Company

	£ Group companies £
COST	
At 1 January 2001 and 31 December 2001	952,799
PROVISIONS	
At 1 January 2001	-
For the year	-
At 31 December 2001	-
NET BOOK VALUE	
At 31 December 2001	952,799
At 31 December 2000	952,799

13. INVESTMENTS *(continued)*

Company

The company's investment in the unlisted capital of unlisted subsidiary undertakings is as follows:

Company	Nature of Business	Shareholding	Incorporated
Camco Trading Limited	Management of commercial enterprises in Kyrgyztan	100.00%	England
Camco Corporation Limited	Dormant	100.00%	British Virgin Islands
Camco Group Limited	Dormant	100.00%	England
Camco Investments Limited	Dormant	100.00%	Jersey
JSC Kasiet	Operation of a wool mill	69.82%	Kyrgyztan
Printhouse Limited (acquired 1/1/00)	Printing	95.00%	Kyrgyztan
A&K Limited (acquired 1/1/00)	Dormant	100.00%	Kyrgyztan
Triwid Limited (acquired 1/1/00)	Soft paper production	100.00%	Kyrgyztan
MMW Limited (acquired 1/1/00)	Asset holding company	100.00%	Kyrgyztan
3DM Technologies Inc. (acquired 1/10/01)	Plastics moulding	100.00%	U.S.A.

14. STOCKS

	Group		Company	
	31 Dec 01	31 Dec 00	**31 Dec 01**	31 Dec 00
	£	£	**£**	£
Raw Materials	11,917	62,754	-	-
Work in progress	25,892	18,583	-	-
Finished goods	5,674	6,689	-	-
Wrapping materials	14,273	13,581	-	-
Spare machine parts	146,436	154,158	-	-
Fuel	1,378	1,786	-	-
	205,570	257,551	-	-

15. DEBTORS

	Group		Company	
	31 Dec 01	31 Dec 00	**31 Dec 01**	31 Dec 00
	£		**£**	£
Amounts owed by group undertakings	-	-	4,234,492	3,315,795
Trade debtors	27,763	83,266	-	-
VAT recoverable	17,383	-	15,075	521
Other debtors	24,469	15,525	171,232	32
	69,615	98,791	4,420,799	3,316,348

16. CREDITORS: Amounts falling due within one year

	Group		Company	
	31 Dec 01	31 Dec 00	**31 Dec 01**	31 Dec 00
	£	£	**£**	£
Bank loans and overdrafts	149,897	109,107	141,716	105,770
Trade creditors	379,906	370,858	-	-
Taxation and social security	69,288	38,190	-	-
Hire purchase agreements	4,533	4,533	-	-
Other creditors	2,968,720	532,388	315,458	239,967
Accruals and deferred income	51,477	145,766	-	18,000
	3,623,821	1,200,482	457,174	363,737

17. CREDITORS: Amounts falling due after more than one year

	Group		Company	
	31 Dec 01	31 Dec 00	**31 Dec 01**	31 Dec 00
	£	£	**£**	£
Loans	286,600	290,461	-	-
Hire purchase agreements	1,133	5,667	-	-
Loans	287,733	296,128	-	-

18. COMMITMENTS UNDER HIRE PURCHASE AGREEMENTS

Future commitments under hire purchase agreements are as follows:

	Group		Company	
	31 Dec 01	31 Dec 00	**31 Dec 01**	31 Dec 00
	£	£	**£**	£
Amounts payable within 1 year	5,281	5,281	-	-
Amounts payable between 2 to 5 years	1,321	6,602	-	-
	6,602	11,883	-	-
Less interest and finance charges relating to future periods	(936)	(1,683)	-	-
	5,666	10,200	-	-

19. RELATED PARTY TRANSACTIONS

During the year the group received a loan of £9,435 (2000: £26,903) from and repaid £Nil (2000: £13,000) to Oxford Commercial Services Limited. Mr K W Brooks is a director of this company, which is ultimately controlled by his wife Mrs N Brooks. The amount outstanding at the end of the year was £27,470 (2000: £18,035). Oxford Corporate Services Limited loaned the group £Nil (2000: £4,020) and £7,712 (2000: £7,230) was still outstanding at the year end. This company is ultimately controlled by Mrs N Brooks.

20. SHARE CAPITAL

Authorised share capital:

	31 Dec 01	31 Dec 00
	£	£
200,000,000 Ordinary shares of £0.025 each	5,000,000	500,000

Allotted, called up and fully paid:

	No.	31 Dec 01	No.	31 Dec 00
		£		£
Ordinary share capital brought forward	9,900,340	495,017	6,219,980	310,999
Issue of ordinary shares (including subdivision)	40,686,151	893,943	3,680,360	184,018
	50,586,491	1,388,960	9,900,340	495,017

The capital of the company was increased to £5,000,000 by the creation of 90,000,000 ordinary shares of £0.05 each.

On the 23 October 2001, the 100,000,000 ordinary shares of £0.05 each then in issue were sub-divided into 200,000,000 ordinary shares of £0.025 each.

21. RESERVES

Group	Share premium account	Profit and loss account	Revaluation reserve
	£	£	£
Opening balance	3,716,857	(4,427,001)	7,769,575
Premium on new issue	14,086,541	-	-
Movement	-	28,110	-
Loss for the period	-	(2,855,113)	-
Balance carried forward	17,803,398	(7,254,004)	7,769,575

Company	Share premium account	Profit and loss account
	£	£
Opening balance	3,716,857	(304,604)
Premium on new issue	14,086,541	-
Loss for the period	-	(1,677,541)
Balance carried forward	17,803,398	(1,982,145)

22. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Year Ended 31 Dec 01		Year Ended 31 Dec 00	
	£	£	£	£
Loss for the financial period		(2,855,113)		(999,898)
New equity share capital subscribed	893,943		184,018	
Premium on new share capital subscribed	14,086,541		37,081	
		14,980,484		221,099
Net increase/(reduction) to funds		12,125,371		(778,799)
Movement in Reserves		28,110		23,919
Opening shareholders' equity funds		7,554,448		8,309,329
Closing shareholders' equity funds		19,707,929		7,554,448

23. ULTIMATE PARENT COMPANY

The ultimate parent company is 3DM Worldwide Plc, a company incorporated in England and Wales.

24. PURCHASE OF SUBSIDIARIES

On the 1 October 2001 a new subsidiary was acquired namely, 3DM Technologies Inc.

	£
Net assets acquired	
Tangible fixed assets	10,174
Stocks	-
Debtors	-
Cash at bank and in hand	5,539
Creditors	(2,745,037)
Bank overdrafts	-
	(2,729,324)
Intellectual Property (revalued)	15,021,723
	12,292,398
Satisfied by:	
Shares issued in 3DM Worldwide Plc @ premium	12,292,399

24. PURCHASE OF SUBSIDIARIES *(continued)*

The book values were taken by the directors as fair values on acquisition. The shares required for the acquisition were allotted during the year ended 31 December 2001. The new acquisition had only been trading for a short time prior to becoming a subsidiary of the group and no goodwill arose. Therefore, the uplift in value of the acquisition relates wholly to the Intellectual Property of 3DM Technologies Inc. The Intellectual Property relates to various developments and patents which relate to plastic blow moulding technology. Because these relate to identifiable projects these assets will not be depreciated until brought into use and then depreciated over life of the patent.

25. CASH FLOWS OF ACQUIRED SUBSIDIARIES

Included within the cash flow statement are the following amounts relating to the businesses acquired by the group in the year.

	£
Net cash inflow from operating activities	142,882
Return on investment and servicing of finance	-
Taxation	-
Capital expenditure and financial investment	(148,322)
Decrease in cash	(5,440)

26. FINANCIAL INSTRUMENTS

Debt instruments
All borrowings are stated at the fair value of consideration received after deduction of issue costs. The issue costs and interest payable on loans are charged to the profit and loss account over the life of the loan.

Currency risk
The group publishes its financial statements in pounds sterling and conducts its businesses in US Dollars and Kyrgyz Som. As a result, it is subject to foreign currency exchange risk due to exchange movements which will affect the groups transaction costs and the translation of the results and underlying net assets of its foreign subsidiaries. No financial instruments are utilised to manage this risk and currency gains and losses are charged to the Profit and Loss account as incurred.

Interest risk
The group has an exposure to interest rate risk and is most vulnerable to changes in the Dollar and Som and Sterling interest risks. The directors utilise a combination of fixed rate and variable rate borrowing to manage this risk.

Liquidity
An analysis of financial liabilities is set out in notes 16 and 17.

Fair Values

The directors consider that the carrying value of assets as set out in note 12 is not materially different to their fair values.